UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 2 September, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
2 SEPTEMBER 2005

Novogen announces development and expansion of U.S. subsidiary companies

(SYDNEY, Australia and STAMFORD, Conn., September 2, 2005) Novogen Limited (NASDAQ: NVGN; ASX: NRT) today announced the expansion in the U.S. of Glycotex, Inc., its U.S. subsidiary, and the resignation of Dr. Graham Kelly from Novogen's Board of Directors in order for him to focus on the development and expansion of Novogen's U.S. subsidiary companies.

Glycotex, Inc.'s business is based on the development of wound healing glucan compounds, particularly the Company's glucan technology that has been licensed by Novogen to Glycotex.
Dr. Kelly developed the intellectual property used by Glycotex.

In addition to contributing to Glycotex's expansion, Dr. Kelly serves as the Chairman and Oncology Project Director of Novogen's U.S. subsidiary, Marshall Edwards, Inc. (NASDAQ: MSHL; LSE/AIM: MSH), where he is responsible for the development of its investigational anti cancer drug phenoxodiol. Marshall Edwards is currently embarking on multi center, international pivotal clinical trials of phenoxodiol that are centered in the United States and Europe and have a growing need for greater supervision in the lead-up to registration submissions.

"The focus of the Glycotex and Marshall Edwards R&D activities in the U.S. and Europe means that I have to be there in order to manage their growth," said Dr. Kelly. "Standing down from the Novogen Board will make that easier for me."

Accordingly, Dr. Kelly will be required to spend a significant amount of time in the United States and Europe. Although Dr. Kelly has relinquished his directorship of Novogen, he will continue in his executive role in Novogen and will retain his Chairmanship of Marshall Edwards Inc.

Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging, and coordinates an international clinical research and development program with external collaborators, hospitals and universities.
Phenoxodiol is an investigational drug and, as such, is not marketed in the U.S.


Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions;
the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088